FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE
Tomás González
For further information contact:	tgonzalez@endesa.cl
Jaime Montero
Investor Relations Director	Irene Aguiló
Endesa Chile	iaguilo@endesa.cl
(56-2) 634-2329	Jacqueline Michael
jfmv@endesa.cl	jmc@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE PERIOD ENDED SEPTEMBER 30, 2006

(Santiago, Chile, October 26, 2006) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended September 30, 2006. All figures are in constant Chilean pesos and in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP) as required by Chilean authorities. September 2005 figures have been adjusted by the year-over-year CPI variation of 3.8% . The figures expressed in US Dollars for both periods were calculated based on the September 30, 2006 exchange rate of 537.03 Chilean pesos per dollar.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiaries (Central Hidroeléctrica de Betania S.A. and EMGESA) and its Peruvian subsidiary (Edegel). Endesa Chile no longer consolidates its equity interests in Brazilian entities.

Highlights for the Period

Net income of Endesa Chile through the third quarter of 2006 was US$ 266.2 million, a US$ 114.0 million or 74.9 % improvement over the US$ 152.1 million for the same period in 2005. This reflects improved operating income arising mainly from our business in Chile derived from the value added of the complete operation of the company’s latest investments.

Operating income through the third quarter of 2006 was US$ 697.9 million, a 24.4 % increase over the US$ 561.2 million for the same period in 2005. The increased production as a result of good hydrology and the better water levels in reservoirs this year, together with improved sales prices, supported the operating figures in Chile. The consolidated figures as of September 2006 do not include the operating result of Cachoeira Dourada in Brasil, which was deconsolidated at the beginning of the fourth quarter of 2005.

Endesa Chile’s consolidated EBITDA, or operating income plus depreciation and amortization, amounted to US$ 944.1 million through September 30, 2006, a 17.9 % increase over the same period in 2005. The distribution of EBITDA by country, adjusted for the shareholding in each subsidiary, shows that Chile contributed 76.3%, Colombia 10.3%, Argentina 7.8 % and Peru 5.6%.

The most notable events during the first nine months of 2006 were the following:

PRESS RELEASE Third Quarter 2006
  The merger of Etevensa with Edegel, the Peruvian subsidiary of Endesa Chile, in June 1 2006, reduced exposure of Edegel to hydrology and strengthened its commercial position by increasing its market share to 30% in terms of installed capacity. The end of the construction of the combined cycle of the plant’s second boiler during October will enable the Ventanilla plant to provide an installed capacity close to 500 MW. It is expected to enter its commercial operations during October.

  In July, the company broke its monthly generation record in Chile. 91.5% was hydroelectric and 8.5% thermal generation. The good rainfalls of July and the full availability of the generators contributed to this result.

  Also in July, Endesa Chile submitted the project called “Bocamina Plant Expansion” (350 MW) to the environmental impact assessment system through the presentation of an environmental impact assessment (EIA).

  Regarding the Aysén project, the Board of Endesa Chile on August 31 agreed to the constitution of the company Centrales Hidroeléctricas de Aysén S.A. The board of the new company was appointed on September 6 and a shareholders agreement signed on October 10 defined the corresponding capital contributions.

  On September 10, the Swiss agency Sustainable Asset Management (SAM Research) evaluated Endesa Chile as “excellent” in its latest evaluation of its environmental, social and economic dimensions. This would place the company among the world’s five best leading companies.

  On September 29, Endesa Chile, ENAP, Metrogas and GNL Chile signed an agreement defining the structure of the Liquefied Natural Gas (LNG) project, in which Endesa Chile has a 20 % participation. The project arose as a response to the lack of gas from Argentina.

  On October 10, the environmental impact declaration was approved for the Canela wind-generating park, the first wind farm on the SIC, an initiative being developed by our subsidiary Endesa ECO with a total installed capacity of almost 20 MW, and start up of operations in the middle of year 2007.

Consolidated sales through September 2006 increased by 10.5% to US$ 1,854.0 million, compared to US$ 1,677.4 million at September 2005. Electricity production increased by 1,411 GWh to 39,506 GWh, reflecting good hydrology and increasing demand in all the markets and countries where Endesa Chile operates. The increased production in every country plus higher prices resulted in increased revenues.

The cost of sales through September 2006 was US$ 1,103.4 million, an increase of US$ 42.2 million over the same period of 2005. The increase in fuel costs through September 2006 in US$ 74.3 million, 28.6% more than at September 2005, is the result of greater thermal generation in Peru due to the increased simple-cycle generation of the Ventanilla thermal plant which operates with natural gas from Camisea, and higher fuel prices in Argentina. This was compensated by lower fuel costs in Chile due to a reduction in thermal production as a result of good hydrology. Increased energy production allowed physical energy purchases to be reduced by 29.9%, implying a reduction of US$ 19.7 million in the cost energy and capacity purchases.

PRESS RELEASE Third Quarter 2006

PRESS RELEASE Third Quarter 2006

Consolidated Income Statement (Chilean GAAP, thousand US$)

Table 1.1

(Chilean GAAP, Thousand US$)
	As of Sept. 2005	As of Sept. 2006	Variation	% Var.

Operating Revenues	1,677,405	1,853,981	176,576	10.5%
Operating Expenses	(1,061,203)	(1,103,372)	(42,168)	(4.0%)

Operating Margin	616,202	750,609	134,407	21.8%

SG&A	(55,009)	(52,729)	2,280	4.1%

Operating Income	561,193	697,880	136,687	24.4%

Net Interest Income (Expenses)	(241,838)	(223,232)	18,606	7.7%
Interest Income	25,254	20,681	(4,573)	(18.1%)
Interest Expense	(267,092)	(243,914)	23,179	8.7%
Net Income from Related Companies	(1,986)	55,475	57,461	2893.8%
Equity Gains from Related Companies	14,569	55,795	41,225	283.0%
Equity Losses from Related Companies	(16,555)	(320)	16,235	98.1%
Net other Non Operating Income (Expense)	(2,308)	29,578	31,886	1381.5%
Other Non Operating Income	76,394	70,632	(5,762)	(7.5%)
Other Non Operating Expenses	(78,702)	(41,054)	37,648	47.8%
Positive Goodwill Amortization	(2,037)	(1,327)	711	34.9%
Price Level Restatement	3,107	3,333	226	7.3%
Exchange differences	20,533	4,610	(15,924)	(77.6%)

Non Operating Income	(224,529)	(131,563)	92,966	41.4%

Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization	336,664	566,317	229,653	68.2%

Income Tax	(134,810)	(208,060)	(73,250)	(54.3%)
Extraordinary Items	-	-	-
Minority Interest	(72,606)	(101,363)	(28,758)	(39.6%)
Negative Goodwill Amortization	22,898	9,279	(13,620)	(59.5%)

NET INCOME	152,147	266,172	114,025	74.9%

PRESS RELEASE Third Quarter 2006

Consolidated Income Statement (Chilean GAAP, Million Ch$)

Table 1.2

(Chilean GAAP, Million Ch$)
	As of Sept. 2005	As of Sept. 2006	Variation	% Var.

Operating Revenues	900,817	995,643	94,826	10.5%
Operating Expenses	(569,898)	(592,544)	(22,646)	(4.0%)

Operating Margin	330,919	403,100	72,181	21.8%

SG&A	(29,541)	(28,317)	1,224	4.1%

Operating Income	301,378	374,783	73,405	24.4%

Net Interest Income (Expenses)	(129,874)	(119,882)	9,992	7.7%
Interest Income	13,562	11,107	(2,456)	(18.1%)
Interest Expense	(143,437)	(130,989)	12,448	8.7%
Net Income from Related Companies	(1,066)	29,792	30,858	2893.8%
Equity Gains from Related Companies	7,824	29,963	22,139	283.0%
Equity Losses from Related Companies	(8,891)	(172)	8,719	98.1%
Net other Non Operating Income (Expense)	(1,239)	15,884	17,124	1381.5%
Other Non Operating Income	41,026	37,931	(3,094)	(7.5%)
Other Non Operating Expenses	(42,265)	(22,047)	20,218	47.8%
Positive Goodwill Amortization	(1,094)	(713)	382	34.9%
Price Level Restatement	1,669	1,790	121	7.3%
Exchange differences	11,027	2,475	(8,551)	(77.6%)

Non Operating Income	(120,579)	(70,653)	49,925	41.4%

Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization	180,799	304,129	123,330	68.2%

Income Tax	(72,397)	(111,734)	(39,338)	(54.3%)
Extraordinary Items	-	-	-
Minority Interest	(38,991)	(54,435)	(15,444)	(39.6%)
Negative Goodwill Amortization	12,297	4,983	(7,314)	(59.5%)

NET INCOME	81,707	142,942	61,235	74.9%

PRESS RELEASE Third Quarter 2006

Main events during the period

Investments

Endesa Chile is currently developing four projects and carrying out several studies of possible future investment options. Of those currently under progress, the first to start operating will be the San Isidro plant expansion. With an approximate investment of US$ 200 million, it will start operating in open cycle with an estimated capacity of 220 MW in early April 2007, using diesel oil, and the cycle will be closed the following year, increasing its capacity to approximately 300 MW. At the end of 2008, once liquefied natural gas (LNG) is available in Chile, it will achieve its full capacity of 377 MW. The company is also actively participating in the government-sponsored initiative for increasing the diversification of the energy matrix through the LNG Project, with a 20% holding in the new re-gasification terminal, together with Enap, Metrogas and British Gas, with the latter as the gas supplier. GNL Chile S.A. has completed the development condition of the project (PDA) with British Gas.

The second project to start operating will be the Palmucho pass-through hydroelectric plant which will use the ecological flow of the Ralco plant to meet its 32 MW capacity. The required investment is projected as US$ 43.2 million, and is schedule to start operating in the second half of 2007.

With respect to long-term investment decisions, Endesa Chile on April 12 announced details of negotiations held in order to reach an agreement of understanding with the generating company Colbún S.A. for the development of the Aysén plants. The agreement provides for the creation of a company structured to provide Endesa Chile with a 51% shareholding. The investment needs will be divided in accordance with the respective shareholdings but, in production matters, the new company will supply 12.3% of its generated energy to Endesa Chile in consideration of its ownership of the project and the contributions Endesa Chile has made to it, and then distribute the remainder according to the respective shareholdings. This project reflects the efforts of Endesa Chile to contribute greater future reliability in the Chilean electricity system. The total installed capacity of the project is 2,355 MW and the estimated investment is approximately US$ 2,400 million, excluding the transmission line. These projects, provides solutions to future needs for the country, show the continual and responsible commitment of Endesa Chile with its development.

In July, Endesa Chile submitted the project called Bocamina Plant Expansion to the environmental impact assessment system (SEIA). This project consists of the construction and commissioning of a second electricity generating unit of 350 MW installed capacity alongside the site of the Bocamina plant. The project includes the installation of hose filter in the present first unit of the plant in order to reduce emissions of particle matter. The initial investment is estimated at approximately US$ 460 million.

At the same time, and following Endesa Chile’s decision to develop non-conventional renewable energy projects through its subsidiary Endesa ECO, it is expected that its Canela wind farm will start operating in the second half of 2007 on the SIC, the first of its kind in Chile and to be built in two stages. This is located near to Los Vilos in Chile’s 4th region and will have an initial estimated capacity of 9.9 MW and 18.15 MW of total capacity. Its environmental impact declaration has already been approved.

Endesa ECO also expects to start operating in 2008 its Ojos de Agua mini pass-through hydroelectric plant, to be located approximately 100 kilometers from the city of Talca, in the valley of the river Cipreses, downstream from La Invernada lake. The investment in this 9.5 MW plant is approximately US$ 20 million.

In September, Electrogas, a company formed by Endesa Chile (42.5%), the Matte group (42.5%) and ENAP (15.0%) announced its intention to build an oil pipeline in the 4th Region, from Concón to Venecia where the combined-cycle plants of both generators are located. This will imply an investment of US$ 6.1 million and its start-up is planned for May 2007.

PRESS RELEASE Third Quarter 2006

On March 2, 2006, Endesa Chile’s Colombian subsidiary, Emgesa, completed the purchase of the assets of Termocartagena, located on the Atlantic coast, in a public tender at its minimum price of close to US$ 17 million and announced additional investments of approximately US$ 17 million in order to restore the plant to reach 202 MW. This should be operational during 2007.

In Peru, the merger between Endesa Chile’s Peruvian subsidiary, Edegel and Etevensa, a subsidiary of Endesa Internacional, was completed on June 1, 2006. As a result, the group is now the leading generator in Peru in a system experiencing growing demand and with well-adapted regulations. This merger increases the balance between the company’s thermal and hydroelectric capacity, thus improving the generation mix. During October the construction of the combined cycle second boiler of the Ventanilla thermal plant came to an end and left a final installed capacity of around 500 MW; its commercial operation is expected to start during October. Also, since July 19, the UTI 6 unit of Edegel’s Santa Rosa thermal plant started commercial operations using natural gas from Camisea, which implied an investment of US$ 4.5 million and increased capacity to 227 MW.

In Argentina, Foninvemem is the investment fund created for the purpose to normalize the wholesale electricity market, to finance the construction of two 800 MW combined-cycle units. Two generating companies were formed in December 2005 in this fund, in which Endesa Chile, through its Argentine subsidiaries, has 26.2% shareholdings. These companies are Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A. During October, the supply of equipment for both plants was awarded to Siemens. The expected start-up date is January 2009, at which time the companies will begin to recover their credits from the cash flows generated by the project under the 10-year production sales contract with MEM (CAMMESA).

Regulated tariffs

In October 2006, the Chilean CNE announced the Final Technical Report for Setting Node Prices for the Central Grid System (SIC), defining the Alto Jahuel node price at US$ 67.12 per MWh, which represents a 7.6% increase over the April setting at US$ 62.40 per MWh.

The CNE also set a value of US$ 61.04 per MWh for the Crucero node in its Final Technical Report for Setting Node Prices on the Northern Grid System (SING). The monomic price for this node therefore increased by 15 % compared to the prices set in April 2006, mainly driven by an increase of over 11% in the average price of free-customer contracts in the system, the lack of natural gas from Argentina and the alternative use of more expensive fuels such as diesel oil and coal.

In Peru, Osinerg on June 19 modified the bar tariff by its Resolution 248 2006-OS/CD, raising the energy price by 4.9 % compared to the May 2006 price setting. This modification changed the bar prices set for May retroactively. The new prices for the period May 2006 - April 2007 set a monomic value of US$ 36.87 per MWh at the Lima bar. The new tariff represents a 7% reduction compared to the tariff applicable for the previous year, mainly because of the greater use of natural gas from Camisea in the Peruvian system and the price based on this fuel.

Financing

On July 31, Endesa Chile repaid on their maturity the domestic bonds Series E1 and E2 issued in 2001 for a total of UF 6 million (approx. US$ 205 million). This was finance with its own cash generation and cash flows from its foreign subsidiaries. With respect to the revolving credits of Endesa Chile, of the total committed of US$ 450 million, US$ 170 million were being used at September 30, 2006, leaving US$ 280 million available for future drawings. This balance is explained by net prepayments of revolving facilities made in the third quarter amounting a total US$ 32 million.

PRESS RELEASE Third Quarter 2006

On July 7, 2006, Edegel signed a loan agreement for US$ 20 million for a 3-year term. Half of the proceeds were used to repay a short-term loan for US$ 6 million and to prepay US$ 4 million of a short-term loan. The rest was used to meet other cash outflows.

Emgesa signed a series of short-term loans with local banks in July in order to cover the maturity of domestic bonds for a total of 150 billion Colombian pesos (approx. US$ 60 million). These short-term loans include a loan for 80 billion Colombian pesos (approx. US$ 33 million); another for 50 billion Colombian pesos (approx. US$ 21 million), and a third loan for 20 billion Colombian pesos (approx. US$ 8 million). All the loans have a term of 180 days.

On August 8, Endesa Costanera signed a new 1-year loan for US$ 1.2 million with an interest rate of Libor plus 1.25% . The proceeds were used to refinance the loan maturity for the same amount but which carried an interest rate of Libor plus 3%. Also, on August 9, it signed an extension of the maturity of loan for 12 million Argentinean pesos (approx. US$ 3.8 million) for 4 months.

On September 7, Hidroeléctrica El Chocón signed a 5-year bank loan for US$ 100 million at an interest rate of Libor plus 3.5% . Repayment will be 70% in 12 equal quarterly payments starting in the second year and the remaining 30% at maturity. The proceeds were used to fully prepay the negotiable obligations (US$ 100 million) maturing in 2007 which carried a fixed interest rate of 9.0% .

Sustainability and the Environment

In corporate sustainability, in April 2006 Endesa Chile submitted its first Progress Report with respect to the implementation of the ten principles of the Global Compact, thus ratifying the company’s commitment with this United Nations initiative. In line with this policy, the Sustainability Reports of the subsidiaries Betania and Emgesa, in Colombia, and Costanera, in Argentina, were also published.

On April 21, the Peruvian subsidiary Edegel obtained its internal social responsibility certification SA 8000. This recognition makes it not only the first Peruvian company and of the group to have this certification but also the first to acquire four certifications, as it had already received the following ones: ISO 9001, ISO 14001 and OHSAS 18001.

In May, Edegel received the prize “Sustainable Development 2006” for projects promoting local development and environmental management. The first was the program for promoting co-responsibility in preserving the environment, in the category “Environmental or protection efforts over and above regulatory compliance”. The second was for the Pacaybamba relocation project which won in the category "Efforts for promoting local development".

On July 13, Endesa Chile obtained the ninth place in the “II Ranking ProHumana y Revista Capital”, sponsored by the Confederation of Production and Trade (CPC) of Chile, which recognizes the leading companies in Corporate Social Responsibility (CSR). This survey evaluates the development and implementation of CSR from the perspective of the employees, reflecting the value, awareness, perception and practices these have in their companies, based on compliance with the company’s seven sustainability policy commitments.

On July 21, Endesa Chile and Chilectra received a CSR action distinction. Both companies were recognized and praised for the constant improvements in their relations with the community and the environment as a result of the firm commitment to their sustainability policies. Endesa Chile published its sustainability report for the fourth consecutive year and became the first electricity company to adhere to the Global Compact and to report to that it entity its progress based on the Global Reporting Initiative (GRI).

PRESS RELEASE Third Quarter 2006

On September 10, Endesa Chile achieved an important result in the evaluation of corporate sustainability made by the agency Sustainable Asset Management (SAM Research). This Swiss agency is responsible for selecting the company members of the Dow Jones Sustainability Indexes (DJSI), the most recognized indicator in the world for attracting large investors committed to Corporate Sustainable Development (CSD). The points awarded to the company place it among the world’s leading companies in this matter. This important achievement is the product of the work and effort of all areas of the organization and its employees.

In the environment area, at the end of the third quarter, 94.8% of the installed capacity of our plants has their environmental management systems (EMS) certified under the ISO 14001 standards, including subsidiary and affiliated companies and those under delegated management. In September, the certificates were received accrediting the Fortaleza thermal plant, and the Garabí conversion station and its related transmission lines successfully implemented their respective environmental management systems under ISO 14001; also, the audit of the EMS certification of the Bocamina thermal plant was successfully carried out.

In addition, 91.8% of the installed capacity corresponds to installations that have their OHSAS 18001 certifications of their occupational health and safety systems.

Conclusion

Endesa Chile has shown a sustained growth in the generation of EBITDA, particularly the contribution of Chile, country which has suitable electricity regulations for investments where Endesa Chile has taken the initiative of making new investments responsibly.

In this context, the company is developing projects like San Isidro with 377 MW, Palmucho with 32 MW, Ojos de Agua with 9.5 MW and the first wind farm in Chile, Canela, with 18.25 MW. Also has presented the environmental impact study for the new coal plant at Bocamina with 350 MW and is firmly progressing with projects like Aysén with 2,355 MW, of enormous relevance to the company and the country. The absorption of the Ventanilla combined cycle plant in Peru, acquiring a thermal plant in Colombia and active participation in the development of Foninvemem in Argentina, were other activities taken by the company in the countries where operates.

At the same time, the company continues to make studies of future energy developments in Chile and the other markets in which operates, to contribute to the electricity supply, follow the growth of the different and very diverse markets, take advantage of new opportunities and use profitably the resources being generated, with a firm commitment with the regulators, corporate sustainable development and the environment.

PRESS RELEASE Third Quarter 2006

Operating Income

The following analyzes the business by country:

Before analyzing the operating situation of each country, the 1.48 % depreciation of the Chilean peso against the dollar should be borne in mind in relation to September 2005 (Ch$ 537.03 per dollar at end September 2006 versus Ch$ 529.20 per dollar at September 2005). It is important to take into account this exchange difference when comparing the figures of one year with another in Chilean pesos; this treatment is in accordance with the accounting rules governing foreign currency results as required in Technical Bulletin No.64. For example, the Colombian currency during the last quarter of this year appreciated strongly against the dollar, compensating the heavy depreciation shown in the first half of the year and reflected in the company’s non-operating results.

Operating income in Argentina through the third quarter of 2006 increased by 37.2% to US$ 50.3 million, compared to US$ 36.6 million the previous year. The improved operating income is the result of better hydrology which enabled hydroelectric production to increase by 1,239 GWh. There was also an increase in energy prices due to the recognition of higher fuel prices in the system. This enabled sales to increase by 26.6 % over those of September 2005, to US$ 340.7 million. This was partly offset by a higher cost of sales of US$ 57.5 million to US$ 286.6 million at September 2006, compared to US$ 229.1 million the year before. This was mainly due to higher fuel costs, causing these to rise by US$ 52.9 million to US$ 194.7 million. Strong domestic demand, with an increase of around 10% during the period, has led to higher energy needs, resulting in our Argentine subsidiaries increasing their total production by 9.3% .

Operating income in Colombia through the third quarter of 2006 improved compared to the first half of the year because, as a result of the weaker hydrology in the third quarter, the average energy sale price rose. However, accumulated operating income declined through September 2006 by 5.4% compared to September 2005, decreasing from US$ 178.1 million to US$ 168.4 million, respectively. As of September 2006, operating revenues reduced by US$ 11.5 million due to lower average sales prices compared to September 2005, despite the 2.3% increase in physical energy sales. This was partially offset by a fall in the cost of sales, from US$ 200.6 million in the January-September 2005 period to US$ 198.2 million in the same period 2006, following a 18.5% fall in physical energy purchases and a reduction in the spot price from US$ 32.8 per MWh in September 2005 to US$ 29 per MWh in September 2006.

In Peru, our subsidiary Edegel produced operating income of US$ 72.6 million to the third quarter, a reduction of 7.1% compared to US$ 78.2 million in the same period of 2005. Sales showed 30.5% growth, from US$ 172.0 million to US$ 224.5 million as a result of a 39.6% increase in energy sales volumes despite the average sales price falling by 6.3% because of the effects of the arrival of the natural gas from Camisea to the Peruvian electricity system. There was an increase in the cost of fuel due to the increased simple-cycle generation of the Ventanilla thermal plant, mainly due to the unavailability of some plants which are undergoing maintenance and the lower hydrology that affected the availability of some of Edegel’s plants, which increased the cost of sales by 67.9% .

In Chile, operating income reached US$ 406.6 million at September 2006, which compares favorable with US$ 232.4 million at the same date in 2005, an increase of 75%. This was mainly produced by increased sales of US$ 144.7 million, to US$ 916.0 million, at September 2006 as a result of 6.6% increased energy production driven by higher hydroelectric generation and an improved pricing scenario for the period under analysis. Increased demand of more than 6% and constant cuts in natural gas supplies from Argentina have exerted pressure on the electricity system, which has experienced very tight installed capacity. Endesa Chile sold 3,520 GWh on the spot market through September 2006 where the average market price to that date was US$ 48.5 per MWh.

PRESS RELEASE Third Quarter 2006

Its energy sales volumes to regulated customers, which are subject to a new energy matrix recognized in the price-setting system, increased by 1.6 % to 8,069 GWh. Additionally, reduced thermal generation as a result of the improved hydrology, enabled fuel costs to be reduced by 15.2 % and energy and capacity purchases reduced by 15.3%, which together produced lower costs of US$ 30.3 million. This translated into a decreased cost of sales of US$ 30.6 million, a 6.0% improvement.

Non-Operating Income

Non-operating result for the period January-September 2006 was a US$ 131.6 million, compared to a US$ 224.5 million the previous year, thus favorably affecting the company’s net income in comparison with the same period of 2005.

The principal changes in the non-operating result were:

Consolidated interest expense decreased by US$ 23.2 million, from US$ 267.1 million in 2005 to US$ 243.9 million in 2006, a decrease of 8.7%, mainly due to reduced debt and the effect of a lower average exchange rate over the dollar debt. Smaller average cash balances and the de-consolidation of Cachoeira Dourada reduced the consolidated interest income by US$ 4.6 million, from US$ 25.3 million to US$ 20.7 million.

The positive result of Endesa Brasil S.A., a holding affiliate company created in October 2005 for the corporate assets restructuring in Brazil, of US$ 47.7 million and the accumulated result of US$ 16.4 million as of September 2005 of the former associate company CIEN, were partially compensated by the reduced result of our affiliate Gasatacama by US$ 5.5 million, basically explained the higher net result of investments in related companies increased by US$ 57.5 million in the period January – September 2006, compared with the same period of 2005.

Other net non-operating income and expenses produced a better result of US$ 31.9 million, mainly due to an improved result from the conversion adjustment, per Technical Bulletin No.64 of the Chilean Institute of Accountants, of our foreign subsidiaries of US$ 14.6 million, principally attributable to the Colombian companies Emgesa and Betania, partly offset by the effect of the deconsolidation of Cachoeira Dourada and the weaker results of Edegel, US$ 10.3 million of higher results of indemnities and compensations, primarily from the Chilean Ministry of Public Works to Túnel El Melón S.A., the recovery of costs and customer receivables of US$ 6.2 million, primarily in Emgesa, and by lower provisions for contingencies and litigation of US$ 19.7 million, offset by lower income on asset sales and others of US$ 17.2 million.

Price-level restatements and exchange differences showed a net negative change of US$ 15.7 million in the 2006 period compared to that of the previous year, from a gain of US$ 23.6 million in 2005 to one of US$ 7.9 million in 2006. This is mainly explained by the effects of the 2.3% real depreciation of the Chilean peso against the dollar, compared to a real appreciation of 7.4% in the 2005 period.

With respect to income taxes and deferred taxes, these increased by US$ 73.3 million in the 2006 period compared to the same period of 2005. Consolidated income tax amounted to US$ 208.1 million, comprising a charge of US$ 135.1 million for income tax, US$ 6.7 million less than in the corresponding period of 2005, related to a lower taxable income, an increase of US$ 47.1 million due to higher taxable profits, and US$ 72.9 million of deferred tax, an increase of US$ 26.1 million over the same period of 2005.

PRESS RELEASE Third Quarter 2006

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:

Table 2

Assets (Thousand US$)	As of Sept. 2005	As of Sept. 2006	Variation	% Var.

Current Assets	681,070	698,706	17,636	2.6%
Fixed Assets	8,279,732	7,820,329	(459,402)	(5.5%)
Other Assets	724,681	1,405,369	680,688	93.9%

Total Assets	9,685,482	9,924,404	238,922	2.5%

Table 2.1

Assets (Million Ch$)	As of Sept. 2005	As of Sept. 2006	Variation	% Var.

Current Assets	365,755	375,226	9,471	2.6%
Fixed Assets	4,446,464	4,199,752	(246,713)	(5.5%)
Other Assets	389,175	754,725	365,550	93.9%

Total Assets	5,201,395	5,329,703	128,308	2.5%

As of September 30, 2006, the company’s total assets showed an increase of US$ 238.9 million compared to the same date of the year before, mainly due to:

Current assets increased by US$ 17.6 million mainly due to an increase in sundry debtors of US$ 63.5 million, basically due to the re-settlement of tolls (Short Law) and income from the amendment of YPF’s contract with subsidiary San Isidro S.A., increase in notes and accounts receivable from related companies of US$ 22.9 million and in cash and marketable securities of US$ 25.1 million, partially offset by reductions in time deposits of US$ 93.2 million, mainly Endesa and the subsidiaries Betania, Edegel and Cía. Eléctrica Cono Sur S.A., and the deconsolidation of Cachoeira Dourada S.A.

Fixed assets declined by US$ 459.4 million, mainly explained by depreciation for the period of US$ 339.9 million, the end of the consolidation of Cachoeira Dourada S.A., representing US$ 608.6 million and US$ 89.4 of restatement changes. The above is partially offset by acquisitions of assets of US$ 275.1 million, the incorporation of the fixed assets of Etevensa as a result of its merger with Edegel for US$ 236.1 million and the effect of the exchange rate on the fixed assets of foreign subsidiaries of approximately US$ 68.9 million, following the application of the method of carrying in the accounts the non-monetary assets of subsidiaries in unstable countries in nominal dollars, in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants.

Other assets show an increase of US$ 680.7 million, basically explained by the increase in investments in related companies of US$ 689.6 million, principally the shareholding in Endesa Brasil S.A. as from the fourth quarter of 2005, increase in long-term debtors of US$ 82.1 million, mainly the Wholesale Electricity Market Investment Fund (FONINVEMEM), Argentina, and the arbitration award in the litigation MOP-Túnel El Melón S.A., and a reduction in negative goodwill of US$ 20.9 million, corresponding to amortization for the period and the effect of the exchange rate in Chile on the negative goodwill in subsidiaries accounted for dollars. The later was partially compensated by a reduction in investments in other companies of US$ 32.9 million, basically the elimination of Cesa, a decrease of US$ 14.8 million in notes and accounts receivable from related companies, principally the partial prepayment of the loan to the associate company Atacama Finance Co. and a reduction in goodwill and intangible assets of US$ 14.2 million, corresponding to amortization for the period.

PRESS RELEASE Third Quarter 2006

Table 3

Liabilities (Thousand US$)	As of Sept. 2005	As of Sept. 2006	Variation	% Var.

Current liabilities	997,012	860,109	(136,903)	(13.7%)
Long-term liabilities	3,683,414	3,908,119	224,705	6.1%
Minority interest	1,847,006	1,845,914	(1,092)	(0.1%)
Equity	3,158,051	3,310,262	152,212	4.8%

Total Liabilities	9,685,482	9,924,404	238,922	2.5%

Table 3.1

Liabilities (Million Ch$)	As of Sept. 2005	As of Sept. 2006	Variation	% Var.

Current liabilities	535,425	461,904	(73,521)	(13.7%)
Long-term liabilities	1,978,104	2,098,777	120,673	6.1%
Minority interest	991,897	991,311	(586)	(0.1%)
Equity	1,695,968	1,777,710	81,742	4.8%

Total Liabilities	5,201,395	5,329,703	128,308	2.5%

Current liabilities show a reduction of US$ 136.9 million, mainly due to a reduction in bonds payable of US$ 398.6 million due to the maturity on July 31, of the local bond of Endesa Chile, Series E1 and E2 emitted in 2001 for a total of US 6 million; and the bond repayments made by Endesa Internacional, Emgesa and Edegel, partially offset by increases in borrowings from banks and financial institutions of US$ 175.2 million and an increase in other long-term liabilities, dividends payable, sundry creditors and income tax of US$ 108.0 million.

Long-term liabilities increased by US$ 224.7 million, mainly explained by increased borrowings from banks and financial institutions of US$ 113.1 million, principally the subsidiaries Edegel, Chocón and Betania, partially offset by payments in Endesa Chile, Celta, Endesa Costanera and transfers to short term of the subsidiary Pehuenche, increases in sundry creditors and other long-term liabilities of US$ 125.5 million, mainly larger leasing obligations of Edegel arising from the merger with Etevensa and an increase in deferred taxes of US$ 95.8 million. This was partially offset by a reduction in bonds payable of US$ 77.7 million, transfers to short term, basically by the subsidiaries Edegel and Emgesa, and reductions in obligations to other institutions and provisions of US$ 32.1 million.

Minority interest shows no significant changes, reaching US$ 1,845.9 million, decreasing US$ 1.1 million or 0.1% .

Shareholders’ equity increased by US$ 152.2 million compared to September 2005. This is mainly explained by the increase in retained earnings of US$ 119.2 million and in net income for the period of US$ 114.0 million, offset by the reduction in other reserves of US$ 78.6 million.

PRESS RELEASE Third Quarter 2006

Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2006	2007	2008	2009	2010	Balance	TOTAL

Chile	6,597	47,660	416,492	630,920	235,867	1,163,723	2,501,259

Endesa Chile (*)	6,597	47,660	416,492	630,920	235,867	1,163,723	2,501,259

Argentina	39,129	54,152	55,020	70,507	51,817	61,369	331,994

Costanera	39,129	44,553	43,353	47,174	28,484	19,703	222,395

El Chocon			11,667	23,333	23,333	41,667	100,000

Hidroinvest		9,599					9,599

Perú	94,170	117,203	80,011	60,928	26,059	100,114	478,486

Edegel	94,170	117,203	80,011	60,928	26,059	100,114	478,486

Colombia	66,876	87,009		131,881	16,706	382,160	684,632

Emgesa	54,696	62,649		131,881		104,414	353,640
Betania	12,180	24,360			16,706	277,746	330,992

TOTAL	206,771	306,023	551,523	894,236	330,450	1,707,366	3,996,369

Table 4.1

(Million Ch$)	2006	2007	2008	2009	2010	Balance	TOTAL

Chile	3,543	25,595	223,669	338,823	126,668	624,954	1,343,251

Endesa Chile (*)	3,543	25,595	223,669	338,823	126,668	624,954	1,343,251

Argentina	21,013	29,081	29,547	37,864	27,827	32,957	178,291

Costanera	21,013	23,926	23,282	25,334	15,297	10,581	119,433

El Chocon			6,265	12,531	12,531	22,376	53,703

Hidroinvest		5,155					5,155

Perú	50,572	62,942	42,968	32,720	13,994	53,764	256,961

Edegel	50,572	62,942	42,968	32,720	13,994	53,764	256,961

Colombia	35,914	46,726		70,824	8,972	205,231	367,668

Emgesa	29,373	33,644		70,824		56,074	189,915
Betania	6,541	13,082			8,972	149,158	177,753

TOTAL	111,042	164,344	296,184	480,232	177,461	916,907	2,146,170

(*) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon
(*) 2009 includes a put option of Yankee Bond for US$ 220 million

PRESS RELEASE Third Quarter 2006

Table 5

Ratios	Unit	As of Sept. 2005	As of Sept. 2006	%Var.

Liquidity	Times	0.68	0.81	19.1%
Acid ratio test *	Times	0.60	0.71	18.3%
Leverage **	Times	0.94	0.92	(2.1%)
Short-term debt	%	21.3	18.0	(15.3%)
Long-term debt	%	78.7	82.0	4.1%

* Current assets net of inventories and pre-paid expenses
** Leverage = Total debt / (equity + minority interest)

The current ratio at September 2006 was 0.81:1, an improvement of 19.1% over the level of September 2005, and the acid test ratio was 0.71:1, an increase of 18.3% over the year before. The improvement in these ratios is mainly explained by the increases in current assets, basically cash, sundry debtors, notes and accounts receivable from related companies and other current assets, partially offset by reductions in time deposits and current liabilities, mainly bonds payable, partially offset by an increase in borrowings from banks and financial institutions, sundry creditors, dividends payable and income tax.

The debt ratio at September 2006 was 1.44:1, a reduction of 2.7% compared to the previous year, as the result of the Company’s positive operating performance and the repayment of financial debt from cash surpluses.

It is important to mention that the main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures, but they are our main resource in cash generation.

PRESS RELEASE Third Quarter 2006

Consolidated Balance Sheet (Chilean GAAP)

Table 6.1

ASSETS	Million Ch$		Thousand US$

	As of Sept. 2005	As of Sept. 2006	As of Sept. 2005	As of Sept. 2006

CURRENT ASSETS
Cash	8,402	17,742	15,645	33,038
Time Deposits	96,570	46,492	179,821	86,573
Marketable Securities	5	4,135	10	7,699
Accounts Receivable, net	135,127	133,840	251,620	249,222
Notes receivable	-	-	-	-
Other accounts receivable	32,445	66,565	60,416	123,949
Amounts due from related companies	48,916	61,230	91,086	114,016
Inventories, net	24,454	22,270	45,535	41,469
Income taxes recoverable	10,491	10,165	19,535	18,929
Prepaid expenses	3,391	6,112	6,314	11,381
Deferred taxes	2,540	1,960	4,730	3,650
Other current assets	3,415	4,715	6,359	8,780

Total currrent assets	365,755	375,226	681,070	698,706

PROPERTY, PLANT AND EQUIPMENT
Property	52,613	53,496	97,970	99,614
Buildings and Infrastructure	5,938,922	5,566,760	11,058,826	10,365,828
Plant and equipment	1,079,896	1,165,780	2,010,866	2,170,791
Other assets	86,606	186,525	161,268	347,327
Technical appraisal	171,540	66,827	319,424	124,438
Sub - Total	7,329,576	7,039,388	13,648,354	13,107,997
Accumulated depreciation	(2,883,112)	(2,839,636)	(5,368,623)	(5,287,668)

Total property, plant and equipment	4,446,464	4,199,752	8,279,732	7,820,329

OTHER ASSETS
Investments in related companies	149,136	519,481	277,705	967,322
Investments in other companies	21,593	3,902	40,208	7,266
Positive Goodwill	18,483	11,414	34,417	21,254
Negative goodwill	(42,831)	(31,623)	(79,756)	(58,885)
Long-term receivables	18,320	62,389	34,114	116,173
Amounts due from related companies	102,095	94,127	190,111	175,273
Intangibles	28,090	27,545	52,306	51,290
Accumulated amortization	(9,451)	(10,475)	(17,599)	(19,506)
Others	103,740	77,966	193,173	145,180

Total other assets	389,175	754,725	724,681	1,405,369

TOTAL ASSETS	5,201,395	5,329,703	9,685,482	9,924,404

PRESS RELEASE Third Quarter 2006

Consolidated Balance Sheet (Chilean GAAP)

Table 6.2

LIABILITIES AND SHAREHOLDERS' EQUITY	Million Ch$		Thousand US$

	As of Sept. 2005	As of Sept. 2006	As of Sept. 2005	As of Sept. 2006

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	28,998	100,418	53,996	186,988
Current portion of long-term debt	34,209	56,899	63,701	105,951
Notes Payable	-	-	-	-
Current portions of bonds payable	287,820	73,746	535,949	137,323
Current portion of other long-term debt	24,975	34,874	46,507	64,938
Dividends payable	16,549	25,719	30,817	47,891
Accounts payable and accrued expenses	64,840	63,192	120,738	117,670
Miscellaneous payables	19,970	42,685	37,186	79,483
Amounts payable to related companies	11,101	5,869	20,672	10,929
Provisions	20,766	19,188	38,669	35,730
Withholdings	10,536	9,127	19,618	16,996
Income Tax	13,352	29,570	24,862	55,062
Deferred Income	111	160	206	298
Deferred Taxes	-	-	-	-
Other current liabilities	2,198	456	4,092	849

Total current liabilities	535,425	461,904	997,012	860,109

LONG-TERM LIABILITIES
Due to banks and financial institutions	242,730	303,493	451,985	565,133
Bonds payable	1,490,426	1,448,720	2,775,313	2,697,652
Due to other institutions	59,682	53,827	111,133	100,230
Accounts payable	36,763	95,586	68,456	177,991
Amounts payable to related companies	-	-	-	-
Accrued expenses	40,633	29,253	75,663	54,471
Deferred taxes	95,569	147,020	177,958	273,764
Other long-Term liabilities	12,300	20,879	22,904	38,878

Total Long-term liabilities	1,978,104	2,098,777	3,683,414	3,908,119

Minority interest	991,897	991,311	1,847,006	1,845,914

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,117,354	1,115,201	2,080,617	2,076,608
Capital revaluation reserve	26,816	27,880	49,935	51,915
Additional paid-in capital-share premium	224,443	224,229	417,934	417,536
Other reserves	7,399	(34,800)	13,777	(64,801)
Total Capital and Reserves	1,376,012	1,332,510	2,562,263	2,481,258

Retained Earnings
Retained earnings	238,249	302,258	443,641	562,832
Net Income	81,707	142,942	152,147	266,172
Accumulated surplus during development period of
certain subsidiaries	-	-	-	-
Total Retained Earnings	319,956	445,200	595,788	829,004

Total Shareholders' Equity	1,695,968	1,777,710	3,158,051	3,310,262

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
	5,201,395	5,329,703	9,685,482	9,924,404

PRESS RELEASE Third Quarter 2006

Consolidated Cash Flow (Chilean GAAP)

Table 7

Consolidated Cash Flow (Thousand US$)	As of Sept. 2005	As of Sept. 2006	Variation	% Var.

Operating	356,184	464,351	108,167	30.4%
Financing	(521,912)	(199,154)	322,758	61.8%
Investment	(70,023)	(262,310)	(192,287)	(274.6%)

Net cash flow of the period	(235,750)	2,887	238,638	101.2%

Table 7.1

Consolidated Cash Flow (Million Ch$)	As of Sept. 2005	As of Sept. 2006	Variation	% Var.

Operating	191,281	249,371	58,089	30.4%
Financing	(280,282)	(106,952)	173,331	61.8%
Investment	(37,604)	(140,868)	(103,264)	(274.6%)

Net cash flow of the period	(126,605)	1,551	128,156	101.2%

Main aspects of the current period on the effective cash flow statement are:
a)
Operating activities generated a positive cash flow of US$ 464.4 million, representing a 30.4% increase over September 2005. This flow mainly comprises the net income for the period of US$ 266.2 million, plus charges to income not representing net cash flows of US$ 169.1 million, changes in assets affecting cash flow of a US$ 156.5 million, changes in liabilities affecting cash flow of US$ 84.5 million, gains on the sale of assets of US$ 249.5 thousand and minority interest of US$ 101.4 million..

b)
Financing activities generated a negative cash flow of US$ 199.2 million, a 61.8% increase over September 2005. This mainly consisted of loan and bond repayments of US$ 995.5 million, dividend payments of US$ 172.4 million and other disbursements of US$ 3.4 million. This is offset by an increase in loans drawn and bonds payable of US$ 972.2 million.

c)
Investment activities generated a negative flow of US$ 262.3 million, mainly acquisitions of fixed assets of US$ 247.0 million, documented loans to related companies of US$ 16.6 million, other investments of US$ 20.3 million and permanent investments of US$ 18.6 thousand, offset by the collection of documented loans to related companies of US$ 19.3 million and sales of fixed assets and other investment income of US$ 2.4 million.

Consolidated Cash Flow From Foreign Operations (Chilean GAAP)

Table 8

Cash Flow							Intercompany
(Million US$) (1)	Interests		Dividends		Capital Red.		Amortiz.		Others		Total

	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.	As of Sept.
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006

Argentina	8.1	8.6						120.0		1.2	8.1	129.8
Peru			14.3	19.0					13.9		28.2	19.0
Brazil			35.7								35.7
Colombia		36.2					42.6	173.5			42.6	209.7

Total	8.1	44.8	50.0	19.0			42.6	293.5	13.9	1.2	114.6	358.5

(1) The figures are expressed at exchange rate of $537.03 per dollar.

PRESS RELEASE Third Quarter 2006

Consolidated Cash Flow (Chilean GAAP)

Table 9

	Million Ch$		Thousand US$

	As of Sept. 2005	As of Sept. 2006	As of Sept. 2005	As of Sept. 2006

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	81,707	142,942	152,147	266,172

(Profit) loss in sale of assets
(Profit) loss in sale of fixed assets	(4,022)	(135)	(7,489)	(251)
(Profit) loss in sale of other assets	-	-	-	-
Charges (credits) which do not represent cash flows:	121,461	90,814	226,171	169,103
Depreciation	137,510	131,371	256,057	244,626
Amortization of intangibles	939	842	1,748	1,569
Write-offs and provisions	2,421	-	4,509	-
Amortization of positive goodwill	1,094	713	2,037	1,327
Amortization of negative goodwill (less)	(12,297)	(4,983)	(22,898)	(9,279)
Accrued profit from related companies (less)	(7,824)	(29,963)	(14,569)	(55,795)
Accrued loss from related companies	8,891	172	16,555	320
Net, price-level restatement	(1,669)	(1,790)	(3,107)	(3,333)
Net exchange difference	(11,027)	(2,475)	(20,533)	(4,610)
Other credits which do not represent cash flow (less)	(14,573)	(11,570)	(27,137)	(21,544)
Other charges which do not represent cash flow	17,996	8,497	33,510	15,822
Assets variations which affect cash flow:	(22,570)	(84,053)	(42,027)	(156,514)
Decrease (increase) in receivable accounts	(22,502)	(80,360)	(41,900)	(149,638)
Decrease (increase) in inventories	(10,299)	3,541	(19,178)	6,593
Decrease (increase) in other assets	10,231	(7,233)	19,051	(13,469)
Liabilities variations which affect cash flow:	(24,286)	45,367	(45,223)	84,478
Accounts payable related to operating results	(18,178)	19,921	(33,849)	37,094
Interest payable	(356)	(20,702)	(663)	(38,549)
Income tax payable	18,010	35,514	33,536	66,130
Accounts payable related to non operating results	5,212	37,978	9,706	70,719
Accrued expenses and withholdings	(28,974)	(27,344)	(53,952)	(50,917)

Minority Interest	38,991	54,435	72,606	101,363

Net Positive Cash Flow Originated from Operating Activities	191,281	249,371	356,184	464,351

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES
Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	57,210	489,255	106,531	911,039
Proceeds from debt issuance	69,667	32,868	129,727	61,204
Proceeds from loans obtained from related companies	41,143	-	76,612	-
Capital distribution	(84,171)	-	(156,733)	-
Other financing sources	-	-	-	-
Dividends paid	(72,777)	(92,607)	(135,518)	(172,443)
Loans, debt amortization (less)	(220,010)	(280,872)	(409,679)	(523,010)
Issuance debt amortization(less)	(36,194)	(249,557)	(67,397)	(464,699)
Amortization of loans obtained from related companies	(34,183)	(4,200)	(63,653)	(7,820)
Amortization of expenses in issuance debt	-	-	-

Other disbursements related to financing(less)	(968)	(1,839)	(1,802)	(3,425)

Net Cash Flow Originated from Financing Activities	(280,282)	(106,952)	(521,912)	(199,154)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	2,793	516	5,200	961
Sale of related companies	-	34	-	64
Sale of other investments	-	-	-	-
Collection upon loans to related companies	28,648	10,339	53,346	19,252
Other income on investments	3,075	726	5,726	1,352
Additions to fixed assets (less)	(38,942)	(132,657)	(72,514)	(247,020)
Investments in related companies (less)	(8,638)	(10)	(16,084)	(19)
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(24,520)	(8,929)	(45,659)	(16,626)

Other investment disbursements(less)	(20)	(10,888)	(38)	(20,274)

Net Cash Flow Originated from Investment activities	(37,604)	(140,868)	(70,023)	(262,310)

Net Positive Cash Flow for the period	(126,605)	1,551	(235,750)	2,887

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(10,324)	(12,098)	(19,224)	(22,528)

NET VARIATION OF CASH AND CASH EQUIVALENT	(136,929)	(10,547)	(254,974)	(19,640)
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	244,357	83,399	455,015	155,297

FINAL BALANCE OF CASH AND CASH EQUIVALENT	107,428	72,851	200,041	135,656

PRESS RELEASE Third Quarter 2006

Most important changes in the markets where the company operates

ARGENTINA

  On September 25, the Secretary of Energy issued Note 0847 which extends the term until the end of the transition period for units committed to export to Brazil to cover the capacity from the MEM.
  On September 21, a fault was detected in the refrigeration system of the Atucha (357MW) plant. Its repair is expected to take 3 months. Turbine 11 (370 MW) of the Puerto plant is also out of service due to a transformer fault and the repairs will take 60 to 90 days. On September 30, there was also a problem at Dock Sud, with the TG10 (256MW) taken out of service with a repair time of 3 months. These unavailabilities have reduced generating supplies by approx 1,100 MW which could complicate supplies to the system on critical days of high temperatures in the summer. The government, through the Ministry of Planning, has increased pressure on the generators regarding their maintenance plans, foreseeing the development of audits to check that this is being carried out normally.

CHILE

  In the framework of long-term bids being made by the distributors Chilectra, CGE Distribución, Chilquinta, Emel and Saesa, the deadline for the presentation of offers is October 31, 2006, and will be simultaneous for all the processes. The supplies relate to long-term contracts (minimum of 10 years) and commence in 2010. The condition of the application of supply price at marginal cost for distributor companies without contract remains in effect until December 31, 2009.

COLOMBIA

  During the second quarter of 2006, CREG issued its consultation resolution CREG043-2006 and Circular 038, documents related to the modification of the charge for capacity that should be made from December this year and which has been analyzed since 2000. CREG has proposed a new charge mechanism for reliability that contemplates a three-year transition period in which the calculation of the capacity to be remunerated depends on the firm energy of each plant calculated through a model that determines the energy that each plant generates for the most critical annual hydrological condition independently of the system and where the present price is adjusted by 18% (13,045 US$/MWh). Following the transition period, CREG proposes an auction mechanism. The companies have presented their comments to these documents and the final version should be published by November this year as the start of the charge will take effect from December 1, 2006.
  IDEAM and institutions dedicated to climate analysis have concluded that conditions are developing with characteristics of the El Niño phenomenon, which will probably continue to the end of 2007. Reduced rainfalls are forecast of around 20-30% for most of the country. This sign has become incorporated in offer prices since September, so the exchange price in September closed with an average of Col$ 105 per kWh. During the first days of October, the exchange price has continued upward to an average of Col$ 165 per kWh.

PERU

  On July 5, the national congress approved the Short Law with an ample majority. The law was published on July 23 in the official El Peruano newspaper. The most important changes introduced with respect to the consensual version with the MEM/Osinerg are:

Access of demand to the spot market but limited and with guarantees:

PRESS RELEASE Third Quarter 2006

- Distributors: only for attending the free market

- Free customers (Unregulated): > 10 MW (individually or grouped)

Board of COES comprised of 5 independent members

Osinerg approves the contract bases and model presented to it by distributors (guidelines were previously set). It is retained however that the distributor should define the volumes and term to be bid for. The law should be regulated within 6 months (January 2007). The first tenders under the new law can then take place during the second to third quarters of 2007.

  The distributors Distriluz and Luz del Sur started their respective energy auction processes; it is estimated that these will be made for the second half of November.

Market risk analysis

ARGENTINA
 - Hydrology: During September, the tendency of Comahue’s contributions indicate that these remained at 45% above average; at Salto Grande, these were 50% below average, while Yacyretá remains with contributions slightly above average.

- Variation in demand: Domestic energy demand grew by 9.6% in third quarter 2006 compared to the same period of last year.

CHILE
- Hydrology: So far during the hydrology year April 2006 - March 2007, the probability of surplus is 37%, representing a normal-wet hydrology for the system. Reservoir levels are with more than 7,511 GWh of stored energy.

- Fuel risk: The increase in the right to export natural gas decreed by the Argentine authorities last July meant a reduction in gas demand for generation as the variable costs of gas units exceed those of coal units. Also, the period of thawing in the mountains at this time of the year leads us to expect that there will be a low dispatch of natural gas generation for the last quarter of this year.

- Variation in demand: Demand increased near 6.3% in the SIC and 4.5% in the SING during the third quarter of 2006.

COLOMBIA
 - Hydrology: The level of contracting of group companies makes the exposure to hydrology risk relatively low. The total contributions of the SIN in the July-September quarter of 2006 were 81% of average. The accumulated total contributions of the SIN to September 2006 are 108% of the past average. For Guavio and Betania, flows in the third quarter were 73% and 89% respectively (a dry condition for both basins).

- Fuel price: Due to the supplies declaration mechanism, the price of fuels is just one component of the declared price. For dry conditions, the declared price could rise due to the perception of market players. The Endesa group has natural gas thermal generation at Termocartagena and coal generation at Termozipa.

- Variation in demand: Demand increased near 3.8% during the third quarter 2006.

PRESS RELEASE Third Quarter 2006

PERU
 - Hydrology: The Endesa group is a net seller in the spot market, so the risk in the event of dry conditions is low. At September 30, 2006, the total volume in lakes and reservoirs reach 146.5 million m3, which represents 51.7% of total capacity and is 3.0% more than the volume of an average year.

- Fuel price: The international oil price directly affects the price of liquid fuels used by most thermal plants so energy prices in the system are affected.

- Variation in demand: Demand increased over 7.4% during the third quarter 2006.

Exchange and interest rate risk analysis

The company has a high percentage of its loans denominated in US dollars as most of its sales in the different markets where it operates show a high degree of indexation to that currency. In the markets where the company’s foreign subsidiaries show a lower indexation to the dollar, the subsidiaries in those markets have larger borrowings in local currency.

Despite this natural exchange rate hedge, the company in a scenario of high dollar volatility, has continued with its policy of partially hedging its dollar liabilities in order to attenuate the fluctuations in its results caused by exchange rate variations. In view of the important reduction in the mismatched accounting position in recent years, which has reached prudent levels, the Company has modified its dollar-peso hedging policy by setting a maximum accounting mismatched position above which hedging transactions are made.

At September 30, 2006, the company in consolidated terms has hedged in Chile through dollar-peso forward contracts amounting to US$ 163 million; this compares with an equivalent amount of US$74 million at the same date last year. This change is because the accounting mismatch was higher than the limit set out in the company’s hedging policy.

Regarding the interest rate risk, the company has a proportion of fixed to variable rate debt of approximately 80% / 20% at September 30, 2006. The percentage at fixed rates has declined slightly compared to the 92% / 8% fixed / variable percentages at September 2005, but equally reduces the interest-rate fluctuation risk.

PRESS RELEASE Third Quarter 2006

Business Information Main Operating Figures in GWh

Table 10

As of Sept. 2006	Costanera	Chocón	Cachoeira (1)	Betania	Emgesa	Edegel	TOTAL CHILE
Total generation	6,312.2	4,087.5	-	1,732.8	7,843.8	4,837.0	14,693.2
Hydro generation	-	4,087.5	-	1,732.8	7,649.5	3,145.0	12,520.5
Thermo generation	6,312.2	-	-	-	194.3	1,692.0	2,172.7
Purchases	84.8	73.8	-	631.4	1,403.5	130.9	994.7
Purchases to related companies	-	-	-	-	-	-	5,261.3
Purchases to other generators	84.8	-	-	-	192.5	-	759.7
Purchases at spot	-	73.8	-	631.4	1,211.0	130.9	234.9
Transmission losses, pump and other
consumption	60.9	-	-	-	81.4	121.2	268.1
Total electricity sales	6,336.1	4,161.2	-	2,364.2	9,165.9	4,846.7	15,419.9
Sales at regulated prices	-	-	-	229.9	2,382.8	926.0	4,932.7
Sales to related companies others
activities (reg.)	-	-	-	928.4	1,566.6	752.6	3,136.2
Sales at unregulated prices	395.3	728.9	-	-	2,247.5	2,402.7	3,831.2
Internal sales (unregulated prices)	145.3	255.0	-	-	-	-	-
Sales at spot marginal cost	5,795.4	3,177.3	-	1,205.9	2,969.0	765.5	3,519.7
Sales to related companies
generators	-	-	-	-	-	-	5,261.3
TOTAL SALES IN THE SYSTEM	73,009.1	73,009.1	260,607.6	52,317.5	52,317.5	16,412.4	37,346.8
Market Share on total sales (%)	9%	6%	0%	5%	18%	30%	41%

As of Sept. 2005	Costanera	Chocón	Cachoeira	Betania	Emgesa	Edegel	TOTAL CHILE
Total generation	6,662.6	2,848.9	2,644.8	1,569.9	7,285.3	3,306.5	13,777.6
Hydro generation	-	2,848.9	2,644.8	1,569.9	7,098.7	3,010.7	11,119.0
Thermo generation	6,662.6	-	-	-	186.6	295.8	2,658.6
Purchases	73.9	139.1	252.7	472.6	2,024.5	203.6	1,565.5
Purchases to related companies	-	-	-	-	-	-	5,044.9
Purchases to other generators	-	-	-	-	77.9	100.4	690.3
Purchases at spot	73.9	139.1	252.7	472.6	1,946.6	103.3	875.1
Transmission losses, pump and other
consumption	53.5	-	-	(0.2)	76.7	38.4	222.5
Total electricity sales	6,683.0	2,988.0	2,897.5	2,042.7	9,233.1	3,471.7	15,120.9
Sales at regulated prices	-	-	1,928.8	299.4	1,790.1	713.6	4,775.6
Sales to related companies others
activities (reg.)	-	-	-	848.4	2,162.8	793.1	3,168.7
Sales at unregulated prices	507.7	543.1	664.1	-	2,272.1	1,307.5	3,546.8
Internal sales (unregulated prices)	485.1	317.4	-	-	-	-	-
Sales at spot marginal cost	5,690.2	2,127.4	304.6	895.0	3,008.0	657.5	3,629.8
Sales to related companies
generators	-	-	-	-	-	-	5,044.6
TOTAL SALES IN THE SYSTEM	65,672.1	65,672.1	250,777.8	51,122.4	51,122.4	14,432.2	36,749.3
Market Share on total sales (%)	10%	5%	1%	4%	18%	24%	41%
(1) ceased consolidation of company since October 2005

PRESS RELEASE Third Quarter 2006

Business Information Main Operating Figures in GWh

Table 10.1

As of Sept. 2006	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE
Total generation	8,683.5	1,726.4	3,046.7	674.0	14,130.5	562.6	14,693.2
Hydro generation	7,747.4	1,726.4	3,046.7	-	12,520.5	-	12,520.5
Thermo generation	936.0	-	-	674.0	1,610.0	562.6	2,172.7
Purchases	5,008.1	15.2	-	997.8	759.7	234.9	994.7
Purchases to related companies	4,248.4	15.2	-	997.8	5,261.3	-	5,261.3
Purchases to other generators	759.7	-	-	-	759.7	-	759.7
Purchases at spot	-	-	-	-	-	234.9	234.9
Transmission losses, pump and
other consumption	158.2	36.4	62.2	5.5	262.2	5.9	268.1
Total electricity sales	13,533.4	1,705.1	2,984.5	1,666.5	14,628.2	791.7	15,419.9
Sales at regulated prices	4,814.4	-	118.3	-	4,932.7	-	4,932.7
Sales to related companies others
activities (reg.)	3,136.2	-	-	-	3,136.2	-	3,136.2
Sales at unregulated prices	2,398.4	3.0	100.5	538.8	3,040.7	790.6	3,831.2
Internal sales (unregulated prices)	-	-	-	-	-	-	-
Sales at spot marginal cost	2,171.4	-	1,347.1	-	3,518.5	1.2	3,519.7
Sales to related companies
generators	1,013.0	1,702.1	1,418.6	1,127.7	5,261.3	-	5,261.3
TOTAL SALES IN THE SYSTEM	28,475.1	28,475.1	28,475.1	28,475.1	28,475.1	8,871.7	37,346.8
Market Share on total sales (%)	44%	0%	5%	2%	51%	9%	41%

As of Sept. 2005	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE
Total generation	8,162.5	1,513.0	2,709.6	1,125.5	13,510.6	267.0	13,777.6
Hydro generation	6,896.4	1,513.0	2,709.6	-	11,119.0	-	11,119.0
Thermo generation	1,266.1	-	-	1,125.5	2,391.6	267.0	2,658.6
Purchases	5,108.8	97.4	-	971.8	1,133.1	432.4	1,565.5
Purchases to related companies	4,405.6	97.4	-	542.0	5,044.9	-	5,044.9
Purchases to other generators	690.3	-	-	-	690.3	-	690.3
Purchases at spot	12.9	-	-	429.9	442.8	432.4	875.1
Transmission losses, pump and
other consumption	176.0	12.4	26.6	4.7	219.7	2.8	222.5
Total electricity sales	13,095.3	1,598.0	2,683.0	2,092.6	14,424.4	696.6	15,120.9
Sales at regulated prices	4,604.5	-	85.0	86.1	4,775.6	-	4,775.6
Sales to related companies others
activities (reg.)	3,168.7	-	-	-	3,168.7	-	3,168.7
Sales at unregulated prices	2,237.7	0.2	84.6	527.7	2,850.2	696.6	3,546.8
Internal sales (unregulated prices)	-	-	-	-	-	-	-
Sales at spot marginal cost	2,443.4	-	1,094.8	91.6	3,629.8	-	3,629.8
Sales to related companies
generators	641.1	1,597.8	1,418.6	1,387.1	5,044.6	-	5,044.6
TOTAL SALES IN THE SYSTEM	27,823.5	27,823.5	27,823.5	27,823.5	27,823.5	8,925.8	36,749.3
Market Share on total sales (%)	45%	0%	5%	3%	52%	8%	41%

PRESS RELEASE Third Quarter 2006

Endesa Chile’s Operating Revenues and Expenses break down by country (Chilean GAAP)

Table 11

	Million Ch$		Thousand US$

	As of Sept. 2005	As of Sept. 2006	As of Sept. 2005	As of Sept. 2006	% Var

OPERATING REVENUES	900,817	995,643	1,677,405	1,853,981	10.5%

Energy sales revenues:	878,206	945,119	1,635,302	1,759,899	7.6%

Endesa Chile and subs. in Chile	392,694	442,619	731,233	824,199	12.7%
Costanera	113,749	135,503	211,812	252,320	19.1%
Chocón	30,778	47,472	57,312	88,397	54.2%
Cachoeira	43,383	-	80,784	-	(100.0%)
Betania	31,312	27,138	58,306	50,533	(13.3%)
Emgesa	174,806	172,667	325,505	321,522	(1.2%)
Edegel	91,483	119,719	170,350	222,929	30.9%

Other revenues:	22,611	50,525	42,103	94,082	123.5%

Endesa Chile and subs. in Chile	21,513	49,312	40,059	91,823	129.2%
Costanera	-	-	-	-
Chocón	-	-	-	-
Cachoeira	-	-	-	-
Betania	48	50	90	94	4.4%
Emgesa	175	310	325	578	77.7%
Edegel	875	852	1,629	1,587	(2.6%)

OPERATING EXPENSES	569,898	592,544	1,061,203	1,103,372	4.0%

Fixed Costs:	46,702	54,416	86,964	101,327	16.5%

Endesa Chile and subs. in Chile	25,193	29,867	46,912	55,615	18.6%
Costanera	5,593	6,390	10,415	11,899	14.2%
Chocón	1,236	1,194	2,301	2,224	(3.4%)
Cachoeira	1,520	-	2,830	-	(100.0%)
Betania	1,183	1,222	2,202	2,275	3.3%
Emgesa	7,576	8,762	14,106	16,316	15.7%
Edegel	4,402	6,980	8,197	12,998	58.6%

Depreciation and Amortization:	137,999	131,467	256,967	244,804	(4.7%)

Endesa Chile and subs. in Chile	59,524	58,970	110,839	109,808	(0.9%)
Costanera	16,330	16,392	30,408	30,524	0.4%
Chocón	9,883	9,674	18,403	18,014	(2.1%)
Cachoeira	11,753	-	21,885	-	(100.0%)
Betania	6,706	6,536	12,487	12,170	(2.5%)
Emgesa	19,229	18,890	35,806	35,175	(1.8%)
Edegel	14,574	21,005	27,138	39,113	44.1%

Variable Costs:	385,197	406,661	717,272	757,241	5.6%

Costanera	81,797	109,153	152,313	203,254	33.4%
Chocón	8,189	11,121	15,249	20,709	35.8%
Cachoeira	7,090	-	13,203	-	(100.0%)
Betania	10,312	8,413	19,201	15,665	(18.4%)
Emgesa	62,723	62,623	116,796	116,610	(0.2%)
Edegel	24,993	45,836	46,540	85,350	83.4%
Fuels and Lubricants in Chile	56,561	47,958	105,322	89,302	(15.2%)
Energy purchases in Chile	50,032	42,386	93,165	78,927	(15.3%)
Other variable costs in Chile	83,499	79,171	155,482	147,424	(5.2%)

PRESS RELEASE Third Quarter 2006

Endesa Chile’s Operating Income break down by country (Chilean GAAP)

Table 11.1

	Million Ch$		Thousand US$

	As of Sept. 2005	As of Sept. 2006	As of Sept. 2005	As of Sept. 2006	% Var

OPERATING REVENUES	900,817	995,643	1,677,405	1,853,981	10.5%

Endesa Chile and subs. in Chile	414,207	491,931	771,292	916,021	18.8%
Costanera	113,749	135,503	211,812	252,320	19.1%
Chocón	30,778	47,472	57,312	88,397	54.2%
Cachoeira	43,383	-	80,784	-	(100.0%)
Betania	31,360	27,188	58,396	50,627	(13.3%)
Emgesa	174,980	172,977	325,830	322,100	(1.1%)
Edegel	92,358	120,572	171,980	224,516	30.5%

OPERATING EXPENSES	569,898	592,544	1,061,203	1,103,372	4.0%

Endesa Chile and subs. in Chile	274,809	258,353	511,720	481,077	(6.0%)
Costanera	103,720	131,936	193,135	245,677	27.2%
Chocón	19,308	21,990	35,954	40,947	13.9%
Cachoeira	20,363	-	37,919	-	(100.0%)
Betania	18,200	16,170	33,891	30,110	(11.2%)
Emgesa	89,528	90,275	166,709	168,101	0.8%
Edegel	43,970	73,820	81,876	137,461	67.9%

OPERATING MARGIN	330,919	403,100	616,202	750,609	21.8%

Endesa Chile and subs. in Chile	139,398	233,578	259,572	434,945	67.6%
Costanera	10,030	3,568	18,677	6,643	(64.4%)
Chocón	11,470	25,482	21,359	47,450	122.2%
Cachoeira	23,020	-	42,865	-	(100.0%)
Betania	13,160	11,018	24,505	20,517	(16.3%)
Emgesa	85,453	82,702	159,121	153,999	(3.2%)
Edegel	48,389	46,751	90,104	87,055	(3.4%)

GENERAL AND ADMINISTRATIVE COSTS	29,541	28,317	55,009	52,729	(4.1%)

Endesa Chile and subs. in Chile	14,611	15,233	27,207	28,365	4.3%
Costanera	1,363	1,489	2,539	2,773	9.2%
Chocón	469	573	873	1,067	22.3%
Cachoeira	3,745	-	6,973	-	(100.0%)
Betania	302	490	563	912	62.1%
Emgesa	2,670	2,790	4,971	5,196	4.5%
Edegel	6,382	7,742	11,884	14,416	21.3%

OPERATING INCOME	301,378	374,783	561,193	697,880	24.4%

Endesa Chile and subs. in Chile	124,787	218,345	232,365	406,579	75.0%
Costanera	8,666	2,079	16,138	3,870	(76.0%)
Chocón	11,002	24,909	20,486	46,383	126.4%
Cachoeira	19,275	-	35,892	-	(100.0%)
Betania	12,858	10,528	23,943	19,605	(18.1%)
Emgesa	82,783	79,912	154,150	148,803	(3.5%)
Edegel	42,006	39,009	78,220	72,639	(7.1%)

INTERNATIONAL GENERATOR CONTRIBUTION	176,591	156,437	328,828	291,301	(11.4%)

PRESS RELEASE Third Quarter 2006

Endesa Chile’s Ownership Structure, as of September 30, 2006 Total Shareholders: 22,254. Total Shares Outstanding: 8,201,754,580

Table 12

Shareholder	% Holding

Enersis	59.98%
Chilean Pension Funds	20.45%
ADR’s	4.31%
Individuals	5.07%
Others	10.19%

PRESS RELEASE Third Quarter 2006

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended September 30, 2006, on Friday, October 27, 2006, at 9:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 597 53 97, international.
Dial-In number: 1 (866) 362 51 58
Passcode I.D.: 97583407

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 33377866

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet and see an online presentation, or listen to a webcast replay of the call you may access www.endesachile.cl, (please note that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: October 26, 2006	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer